Exhibit 99.63

Volaris reports January 2021 traffic results:

1.5 million passengers transported,

97% of 2020 January capacity levels

Mexico City, Mexico. February 4, 2021 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports January 2021 preliminary traffic results.

Volaris continued to successfully navigate the challenges arising from the SARS-CoV-2 (COVID-19) pandemic in January as Mexico experienced a new wave of infections in recent weeks. For January 2021 Volaris posted one of the fastest recoveries worldwide as measured by available seat miles (ASMs), a result of its strong ultra-low-cost business model focused on the visiting friends and relatives and leisure segments in the domestic Mexico and US-transborder markets. Despite the progress made in the fourth quarter 2020, challenges in the current period remain elevated with COVID-19 case counts increasing in both Mexico and the US.

In January 2021, capacity measured by ASMs (Available Seat Miles) was 97% compared to the same month of last year. Demand measured by RPMs (Revenue Passenger Miles) was 83% of last year. Volaris transported 1.5 million passengers during January 2021. Booked load factor for January 2021 was 73.9%.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for January 2021, said: “Volaris remains well prepared with a solid market position cemented over the past year, demonstrating the power and strength of our ultra-low-cost business model. Historically, our first quarter is more challenging and in pandemic times it is even more so. We will continue to preserve liquidity while, at the same time, explore new growth opportunities. We believe Volaris’ ultra-low-cost structure and market-leading footprint in the domestic market will continue to position our Company at the lead of the airline industry recovery.”

For the first quarter, the Company expects demand weakness and booking curves to compress. Volaris operates approximately 30% of its network from Mexico to the US and expects a short-term reduction in demand for cross border flights as a result of recent US regulations requiring international passengers arriving in the US to have completed a negative COVID-19 test not more than 72 hours prior to departure. As a result, the Company’s network plans for the first quarter of 2021 will be more conservative, focused on deploying appropriate levels of capacity to align with the changing demand environment. At present, Volaris intends to operate approximately 80% of capacity as compared to the same period of last year, as measured by ASMs. This still represents a strong capacity comeback from the pandemic versus the industry.

The following table summarizes Volaris traffic results for the month.

	January 2021	January 2020	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,138	1,314	-13.3%
International	450	607	-25.9%
Total	1,588	1,920	-17.3%
ASMs (in millions, scheduled & charter)
Domestic	1,519	1,536	-1.1%
International	630	684	-7.9%
Total	2,149	2,221	-3.2%
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	74.9%	85.5%	(10.6) pp
International	71.4%	88.7%	(17.3) pp
Total	73.9%	86.5%	(12.6) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,268	1,513	-16.2%
International	312	425	-26.6%
Total	1,580	1,939	-18.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 177 and its fleet from four to 86 aircraft. Volaris offers more than 391 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100